(Enstar Letterhead)

December 10, 1998



Dear Limited Partner:

         Enstar Income/Growth Program Five-B, L.P. (the "Partnership") has become aware that an unsolicited offer for up to 4.9% of the outstanding Units in the Partnership, at a price of $95 per Unit, was commenced by Sierra Fund 4, LLC ("Sierra Fund"). This offer was made without the consent or the involvement of the Corporate General Partner.

         Pursuant to rule 14e-2 under the Securities Exchange Act of 1934, we are required to furnish you with our position with respect to the Sierra Fund offer. We have considered this offer and, based on the very limited information made available by Sierra Fund, believe that it is inadequate, not representative of the inherent value of the Partnership's cable systems and not in your best interest to accept. Accordingly, the Corporate General Partner's recommendation is that you reject the offer. We urge you not to sign the Agreement of Assignment and Transfer that Sierra Fund sent to you and not to tender your Units to Sierra Fund. In evaluating the offer, the Corporate General Partner believes that its limited partners should consider the following information:


o The offering price for each limited partnership Unit during the offering period was $250 per Unit. Cash distributions of approximately $26.07 per Unit were paid from formation through April 13, 1990, at which time distributions were terminated to preserve cash resources. Sierra Fund's offer is only $95 per Unit. If Sierra Fund is successful in buying Units at the price in its offer, it will own Units, in our view, for much less than they are worth. Limited partners should note that the Partnership's cash flow (operating income before depreciation and amortization) for the trailing twelve months ended September 30, 1998 was approximately $29.49 per Unit. The Sierra Fund offer represents a valuation of only approximately 3.66 times said cash flow (after adjustment for the excess of current assets over total liabilities as of September 30, 1998).

o As of the date of this letter, the Corporate General Partner believes that a reasonable range of valuation per limited partnership Unit is between $100 and $150 based on the factors noted below. The Corporate General Partner believes that the Sierra Fund offer is inadequate because it does not even approach the $100 low end of the range provided. The Corporate General Partner did not retain a third party to conduct an evaluation of the Partnership's assets or otherwise obtain any appraisals. Rather, the per Unit valuations provided were derived by attributing a range of multiples to the Partnership's cash flow (operating income before depreciation and amortization) for the trailing twelve months ended September 30, 1998, adjusted for the excess of current assets over total liabilities. The Corporate General Partner has selected market multiples based on, among other things, its understanding of the multiples placed on other transactions involving comparable cable television properties and the securities of companies in that industry. The Corporate General Partner's belief as to the valuation range provided is necessarily based on economic, industry and financial market conditions as they exist as of the date of this letter, all of which are subject to change, and there can be no assurance that the Partnership's cable properties could actually be sold at a price within this range. Additionally, the valuations provided do not give effect to any brokerage or other transaction fees that might be incurred by the Partnership in any actual sale of the Partnership's system.

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         Furthermore, one of the obligations of the Corporate General Partner is to endeavor to preserve the status of the Partnership as a partnership under Federal income tax laws. Failure to maintain this status could have a material adverse effect on the Partnership and its partners. Among the related legal requirements imposed upon the Partnership is that its partnership interests not be traded in an established securities market. As it believes is customary, the Partnership complies with this requirement by adhering to a safe harbor provision contained in the Federal income tax regulations which limits most sales of limited partnership interests to five percent of the outstanding units in any given year. After five percent of the outstanding Units have been transferred in 1998, no further resales of Units, including any attempted sales related to the Sierra Fund offer, will be recognized by the Partnership for the balance of 1998.

         For the reasons discussed above, the Corporate General Partner believes that the Sierra Fund offer is not in the best interest of the limited partners and recommends that you NOT transfer, agree to transfer, or tender any Units in response to the Sierra Fund offer.

         If you have any questions regarding these matters or your investment, please call our Investor Services Department at (800) 433-4287.

Sincerely,

Enstar Income/Growth Program Five-B, L.P.
A Georgia Limited Partnership

cc:      Account Representative




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